Exhibit 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2003
(In thousands)

Earnings
Income before interest expense	$42,088
ATC equity earnings	(3,687)
Income before interest expense, net of ATC equity earnings	38,401
Add:
Income tax items	19,094
Income tax on other income	463
Income distribution from equity investee	2,640
AFUDC - borrowed funds	230
Interest on rentals*	967
Amortization of debt discount	484
Total Earnings Before Interest and Taxes	$62,278

Fixed Charges
Interest on long-term debt	$11,558
Amortization of debt discount	484
Other interest	201
Interest on rentals*	967
Total Fixed Charges	$13,210

Ratio of Earnings to Fixed Charges	4.71x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.